THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of

The Descartes Systems Group Inc. (the “Corporation”)

Held on May 28, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

General

The total number of shares represented in person and by proxy at the Meeting was 36,783,686 which represented 69.36% of the 53,036,527 common shares of the Corporation that were outstanding on April 28, 2009.

1.	Election of Directors

By a show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed:

David Beatson

Michael Cardiff

J. Ian Giffen

Christopher Hewat

Arthur Mesher

Dr. Stephen Watt

The report on proxies provided by the scrutineers at the Meeting was as follows:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	30,888,908	5,657,546	84.52%
Michael Cardiff	29,023,634	7,522,820	79.42%
J. Ian Giffen	34,073,429	2,473,025	93.23%
Christopher Hewat	34,646,195	1,900,259	94.80%
Arthur Mesher	36,504,549	41,905	99.89%
Dr. Stephen Watt	30,890,488	5,655,966	84.52%

2.	Re-Appointment of Auditors

By a show of hands, Deloitte & Touche LLP, Independent Registered Chartered Accountants, were re-appointed as the auditors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, and the Corporation’s board of directors (the “Board”) was authorized to fix the remuneration of the auditors.

The report on proxies provided by the scrutineers at the Meeting was as follows:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
36,503,910	42,544	99.88%

DATED at Waterloo, Ontario this 15th day of June, 2009.

THE DESCARTES SYSTEMS GROUP INC.

By: “J. Scott Pagan”

Name: J. Scott Pagan

Title: Corporate Secretary